SCHEDULE 13G
CUSIP No. 69355F102		Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PPD, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69355F102

(CUSIP Number)

December 31, 2020

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 69355F102		Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 81,544
	6	SHARED VOTING POWER 21,479,952
	7	SOLE DISPOSITIVE POWER 81,544
	8	SHARED DISPOSITIVE POWER 21,479,952
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,561,496
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 349,654,449 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 26, 2020, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 28, 2020.

SCHEDULE 13G
CUSIP No. 69355F102		Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,453,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,453,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,453,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 349,654,449 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 26, 2020, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 28, 2020.

SCHEDULE 13G
CUSIP No. 69355F102		Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Clocktower Investment Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,453,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,453,252
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,453,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 349,654,449 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 26, 2020, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 28, 2020.

SCHEDULE 13G
CUSIP No. 69355F102		Page 5 of 9 Pages

Item 1(a) Name of Issuer

PPD, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

929 North Front Street

Wilmington, NC 28401

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Private Limited

Clocktower Investment Pte Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Clocktower Investment Pte Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number

69355F102

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Clocktower Investment Pte Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Clocktower Investment Pte Ltd. shares the power to vote and the power to dispose of 21,453,252 shares of Common Stock, par value $0.01 per share, of the Issuer held directly by it with GIC Special Investments Private Limited (“GICSI”) and GIC Private Limited (“GIC”). GICSI is wholly owned by GIC and is the private equity investment arm of GIC.

SCHEDULE 13G
CUSIP No. 69355F102		Page 6 of 9 Pages

GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of 81,544 shares of Common Stock, par value $0.01 per share, of the Issuer beneficially owned by it. GIC shares power to vote and dispose of 26,700 shares of Common Stock, par value $0.01 per share, of the Issuer beneficially owned by it with MAS.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 69355F102		Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 11, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

CLOCKTOWER INVESTMENT PTE LTD.

By:	/s/ Bradley Yale
Name:	Bradley Yale
Title:	Authorized Signatory

SCHEDULE 13G
CUSIP No. 69355F102		Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement